Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

REMUV Technologies, Inc.
7408 Meadow View
Parker, CO 80134
https://remuv.net/

Up to $1,070,000.00 in Class B Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: REMUV Technologies, Inc.
Address: 7408 Meadow View, Parker, CO 80134
State of Incorporation: DE
Date Incorporated: January 16, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Class B Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks

The offering minimum investment will be set at: $250.00 US

Time sensitive perks:

First Week: Family and Friends Perk 10% bonus shares

Second Week: Early Bird Perk 5% bonus shares

Price driven perks:

$500+ Investment: Access to REMUV's exclusive investor's newsletter

$1,500+ Investment: Access to REMUV's exclusive investor's newsletter, and a free REMUV UV water purification system.

$5,000+ Investment: Access to REMUV's exclusive investor's newsletter, and 2 free REMUV UV water purification systems, one for you, and one for a friend.

$25,000+ Investment: Access to REMUV's exclusive investor's newsletter, and 2 free REMUV UV water purification systems, one for you, and one for a friend, plus a travel expenses paid Backpacking trip with the Founder Braden Reiber in one of Colorado's beautiful national parks. (Excludes international travel, and will be scheduled after the pandemic.)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

REMUV will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common shares at $1.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

REMUV™ is leveraging cutting-edge UVC LED technology and next-generation AI robotics to push the boundaries of what is possible and pursue truly innovative life-saving technologies. REMUV™ is a proprietary technology company that specializes in the research, development, and commercialization of ultraviolet C (UVC) sanitization and microbial defense systems for consumer, industrial and Governmental applications.

REMUV is pre-revenue, but plans to retail its proprietary technology via its two initial product offerings: REMUVs first product offering is a personal handheld UV water purification system equipped with three, state-of-the-art, UV-C LEDs that enables any person, anywhere, to produce safe, clean, drinkable water. Leveraging this newly available LED technology the pocket-sized REMUV system is extremely light, yet rugged and completely hands-free.

Target Markets: REMUV is releasing its UV water purification system to the Outdoor Recreation, Travel, Disaster Preparation and Humanitarian relief markets.

Market Size: Prior to 2020, the UVC LED disinfection industry was previously predicted to reach $44B, with a 7.1% CAGR by 2025. Due to the current COVID-19 pandemic, estimates now show a more than 19% CAGR through 2027. Recent 2020 customer discovery has shown a new emphasis on outdoor recreation up from the 160 million participated in outdoor recreation in 2018/2019 where participants generated more than $887 billion in consumer spending.

REMUVs second product offering is an AI-driven Ultraviolet-C (UVC) disinfection robot capable of autonomously navigating through a facility, decontaminating the air and contact surfaces with germicidal UVC light. A full-scale implementation of this technology can mitigate the spread of harmful microorganisms and viruses like the novel Coronavirus, bringing current and future outbreaks under our control. The integrated AI navigation platform enables an effective and repeatable decontamination process in a variety of applications.

Target Markets: REMUV is releasing its AI-driven Ultraviolet-C (UVC) disinfection robot to Government and commercial entities that will benefit from autonomous solutions for public safety where microbial decontamination is a concern.

Market Size: Due to the current pandemic, recent customer discovery has shown a new emphasis on the immediate need for AI-driven robotic Ultraviolet-C (UVC) disinfection solutions. Prior to 2020, the UVC LED disinfection industry was previously predicted to reach $44B, with a 7.1% CAGR by 2025. Current estimates show a more than 19% CAGR through 2027.

Market Positioning and Competition: REMUVs UVC disinfection products are manufactured in the USA just outside of Boulder, Colorado, providing REMUV with a centrally located manufacturing and distribution operation. Competitive products on the market primarily rely on cold cathode fluorescent (CCFL) mercury bulbs or similar reactors to supply germicidal light. These outdated bulbs have been the industry standard since 1910. At REMUV, we are looking to the future. Equipped with cutting-edge UVC LED technology and AI autonomy, our products are designed to disrupt the stagnant UV market and take microbial defense technology to new heights.

IP Portfolio and Advantage: REMUV was issued a US Trademark on its name, filed with the USPTO on October 21, 2016. The utility patent US 10,736,978 B2 issued on August 11, 2020, has a priority date of August 23, 2016, covering REMUVs UVC LED technology. PCT filings for the same patent are pending for Europe, Canada, Mexico, and Australia. REUMV has also filed a provisional patent with the USPTO for its AI-driven robotic Ultraviolet-C (UVC) disinfection platform.

REMUV Corporate Structure: REMUV started as a Colorado LLC registered on January 16, 2014. The legal formation of the company including ratification of the LLC Operating Agreement and the rest of governance documentation was finalized on June 6th 2018. Operations officially started in 2018 with the research and development of REMUV's first product the UV water purification system.

REMUV LLC, then created a wholly-owned subsidiary, REMUV Technologies Inc. with the purpose of raising capital through the StartEngine platform and managing the daily operations of REMUV, including manufacturing, sales, marketing and distribution.

Competitors and Industry

Industry

As the current pandemic grips the world, global demand for next-generation UV disinfection equipment is exploding.

Target Markets: REMUV is releasing its UV water purification system to the Outdoor Recreation, Travel, Disaster Preparation and Humanitarian relief markets.

Market Size: Prior to 2020, the UVC LED disinfection industry was previously predicted to reach $44B, with a 7.1% CAGR by 2025. Due to the current COVID-19, pandemic estimates now show a more than 19% CAGR through 2027. Recent 2020 customer discovery has shown a new emphasis on outdoor recreation up from the 160 million participated in outdoor recreation in 2018/2019 where participants generated more than $887 billion in consumer spending.

REMUVs second product offering is an AI-driven Ultraviolet-C (UVC) disinfection robot capable of autonomously navigating through a facility, decontaminating the air and contact surfaces with germicidal UVC light. A full-scale implementation of this technology can mitigate the spread of harmful microorganisms and viruses like the novel Coronavirus, bringing current and future outbreaks under our control. The integrated AI navigation platform enables an effective and repeatable decontamination process in a variety of applications.

Target Markets: REMUV is releasing its AI-driven Ultraviolet-C (UVC) disinfection robot to Government and commercial entities that will benefit from autonomous solutions for public safety where microbial decontamination is a concern.

Market Size: Due to the current pandemic, recent customer discovery has shown a new emphasis on the immediate need for AI-driven robotic Ultraviolet-C (UVC) disinfection solutions. Prior to 2020, the UVC LED disinfection industry was previously predicted to reach $44B, with a 7.1% CAGR by 2025. Current estimates show a more than 19% CAGR through 2027.

Competition

Our UV Water Purification system has one key competitor currently selling products in the market. Katadyn's UVC water purification product the Steripen is the industry leader and our primary competition in the personal UV water treatment sector.

Our COBRA Autonomous UV Disinfection Robot system is emerging into a competitive landscape that has seen significant growth due to the COVID-19 pandemic. Some of our top competitors are as follows:

UVD robots: MODEL C, MODEL B

OTSAW: O-RX

Xenex Disinfection Services: LightStrike

Current Stage and Roadmap

<u>Current Stage & Future Roadmap</u>

REMUV UV Water Purification System

Intellectual Property:

We have an issued US patent #10736978 on our water purification system, and PCT applications in review in Australia, Canada, and Mexico all claiming a priority date of August 23, 2016.

R&D:

We have completed our Research and Development stage with the REMUV UV water purification system and have a commercial-ready product finalized and ready for retail sales.

Manufacturing:

REMUV has solidified manufacturing for full-scale production of the REMUV UV water purification system through its existing manufacturing partner Clear Blue Engineering based here in Colorado. All we need capital for the purchase of our first inventory, sales, marketing, and distribution efforts.

Sales & Marketing:

We will be launching the REMUV UV water purification system through direct B2C sales via our website in Q1 of 2021. We will then expand into additional online retailers in Q3&4 of 2021. We plan to approach brick and mortar retailers for product sales in Q1 of 2022.

We will market the REMUV UV water purification system through online marketing on our social media platforms, press releases (both paid and earned), and in-person at outdoor events and trade shows.

COBRA Autonomous UV Disinfection Robot

Intellectual Property:

We are filing a US provisional patent for the novel components of the COBRA Autonomous UV disinfection robot we are developing. The COBRA also takes advantage (in part) of the existing IP owned by both REMUV and Airgility (our development partner on this project). We will also be filing for design patents on the final commercial product.

R&D:

- To date, REMUV and Airgility have collaborated to develop and fabricate a fully functioning prototype that is in the final stages of product testing.

- We have refined the AI navigation systems and will be working with biological labs both in the private sector and through the U.S. Army CRADA to verify the efficacy of the UV disinfection systems.

- After this testing and verification we will be finalizing the commercial design of the product for retail release.

- Our continued R&D efforts with the U.S. Army under our CRADA began on Nov 5th, 2020. This contract is a 3-year contract that will allow us to develop multiple advancements and iterations of this initial product concept for retail sales.

Manufacturing:

- REMUV has solidified manufacturing for full-scale production of the COBRA through its existing manufacturing partner Clear Blue Engineering, based in Colorado.

-Airgility will be providing manufacturing and software support through their facility in Maryland.

Sales & Marketing:

- In tandem with the R&D efforts, REMUV and Airgility have been working extensively on Bus-Dev, developing our marketing and sales strategies and identifying our initial customers and markets.

- Airgility has already begun holding product demos for prospective clients and is working to solidify our first POs for the product.

- We are targeting pre-sales by the end of Q1 2021.

The Team

Officers and Directors

Name: Braden Reiber

Braden Reiber's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: June 06, 2018 - Present
  Responsibilities: Communicating, on behalf of the company, with shareholders, government entities, and the public Leading the development of the company's short- and long-term strategy Creating and implementing the company or organization's vision and mission Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. Ensuring that the company maintains high social responsibility wherever it does business Assessing risks to the company and ensuring they are monitored and minimized Setting strategic goals and making sure they are measurable and describable

- **Position:** Chief Technology Officer (CTO)
  Dates of Service: June 06, 2018 - Present
  Responsibilities: Develop a technical strategy for the company. Works with engineering and production, streamlines production operations, and advocates for innovative ideas, high production, and individuals on the team.

Other business experience in the past three years:

- **Employer:** YUGYZEL Holdings LLC
  Title: CEO
  Dates of Service: November 01, 2014 - Present
  Responsibilities: Communicating, on behalf of the company, with shareholders, government entities, and the public Leading the development of the company's short- and long-term strategy Creating and implementing the company or organization's vision and mission Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. Ensuring that the company maintains high social responsibility wherever it does business Assessing risks to the company and ensuring they are monitored and minimized Setting strategic goals and making sure they are measurable and describable

Name: David Reiber

David Reiber's current primary role is with IMS ExpertServices. David Reiber currently services 30+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: June 06, 2018 - Present

Responsibilities: Manage all board and committee meeting logistics, attend and record minutes of all board and committee meetings, facilitate board communications, advise the Board on its roles and responsibilities, facilitate the orientation of new Directors and assist in Director training and development, maintain key corporate documents and records, responsible for corporate disclosure and compliance with state corporation laws, stock exchange listing standards and SEC reporting and compliance, oversee Stockholder Relations including stock issuance and transfer operations, stockholder correspondence, prepare and distribute proxy statement, manage process pertaining to the annual shareholder meeting, subsidiary management and governance, monitor corporate governance developments and assist the Board in tailoring governance practices to meet the Board's needs and investor expectations, serve as a focal point for investor communication and engagement on corporate governance issues.

Other business experience in the past three years:

- **Employer:** IMS ExpertServices
  Title: Sr. Client Manager
  Dates of Service: September 01, 2004 - Present
  Responsibilities: Manage relationships and consult with partners and associates from top law firms listed in the AmLaw 100 and NLJ 250 to locate and place consulting and testifying experts required for corporate litigation. Manage the team, and assist in placing experts from computer software and hardware, telecom, financial services, biotech, pharma, and many other industries.

Name: Scott Shutack

Scott Shutack's current primary role is with United Airlines. Scott Shutack currently services 30+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Business Development
  Dates of Service: June 06, 2018 - Present
  Responsibilities: New Business Development Client retention systems development competitive landscape research Assist the CTO in product roadmap planning Assist in the creation of operation procedures Assist the CEO in raising funding

Other business experience in the past three years:

- **Employer:** United Airlines
  Title: Line Standards Manager, B737 Fleet
  Dates of Service: May 01, 1995 - Present

Responsibilities: Management of the B737 Fleet

Other business experience in the past three years:

- **Employer:** United Airlines
  Title: Pilot
  Dates of Service: May 01, 1995 - Present
  Responsibilities: Create a flight plan, considering aircraft performance, altitude and weather conditions Check the aircraft before every flight (engines, radars, navigation systems, etc) Ensure cargo weight doesn't exceed aircraft limits Communicate with air traffic control to ensure safe takeoff and landing Ensure the aircraft has adequate fuel supplies Monitor cockpit instruments like altimeters and speed indicators and report any malfunctions Check the airplane's position, weather conditions and air traffic regularly during the flight and determine change of path when needed Work closely with flight attendants to ensure all passengers follow safety rules while being onboard Fill out reports about the flight and the status of the aircraft after landing

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. To the best of our ability we have endeavored to provide accurate information about the company assets and liabilities that influenced our calculated valuation. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the UV Disinfection Equipment industry or Water Treatment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to $1.07 Million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in REMUV Technologies Inc. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that the COBRA Autonomous UV Disinfection Robot may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our COBRA Autonomous UV Disinfection Robot. Delays or cost overruns in the development of our COBRA Autonomous UV Disinfection Robot and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors won't render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
REMUV Technologies Inc. was formed on 12/07/2020. Accordingly, the Company has a

limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 1 US utility patent, 3 foreign patent applications, 1 US provisional patent application,1 trademark, 10 Internet domain names, and a multitude of trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it may need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a business that has Retail, Business and Legal operations online, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our products. Further, we rely on a third-party technology provider to provide our IT support and website security. Any disruptions of services or cyber-attacks either on our technology provider or on REMUV Technologies Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
REMUV, LLC	9,940,000	Class A Common Stock	100.0
REMUV, LLC	1,070,000	Class B Common Stock	100.0
YUGYZEL Holdings, LLC - 85.91% interest in Remuv, LLC (9,000 Units)	8,539,454	Class A Common Stock	85.91
Braden Reiber	3,629,268	Class A Common Stock	36.5
David Reiber	3,629,268	Class A Common Stock	36.5

The Company's Securities

The Company has authorized Class B Common Stock, and Class A Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Class B Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 9,940,000 outstanding.

Voting Rights

Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters.

Material Rights

The number of authorized shares of Class A Common Stock, Class B Common Stock or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: R&D, Final product testing, and the purchasing of production product tooling.
  Date: May 06, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $110,000.00
  Number of Securities Sold: 1,000
  Use of proceeds: Initial research and development. Prototype development, testing, product development.
  Date: June 05, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

REMUV is pre-revenue as of December 28th, 2020. REMUV believes it will begin to generate revenue in March 2021 through the sale of its UV water purification system.

REMUV raised outside capital from an initial Family and Friends round on or around June 6, 2018, totaling $110,000 USD. These funds were used in operations and to perpetuate R&D of the company's first product offering, the REMUV UV water purification system.

A second Family and Friends raise was completed on May 6, 2019, totaling $100,000 USD, divided into two equal value convertible notes of $50,000.00 USD each. The first convertible note of $50,000.00 USD was issued to REMUV on May 10, 2019, and was converted to equity on October 1st, 2019. The second note of $50,000.00 USD was issued to REMUV on October 1, 2019, and is still outstanding as a debt liability on the company's books. This note is convertible at the issuer's discretion and will either be called or converted within the next six (6) months.

In addition, the REMUV founders have made periodic financial contributions to the company to assist in its ongoing operations.

Historical results and cash flows:

As a pre-revenue company, REMUV's cashflows to date have been primarily focused on research and development over the previous two years. The historical results reflect pre-revenue capital expenditures for product development and the ongoing operations of the business.

Previously, REMUV's cash needs were fulfilled by selling equity in the company and via the issuance of convertible notes.

Cash flow will differ in the near future with the completion of the raise of $1.07 million through the StartEngine Campaign. The funds raised will allow the company to purchase inventory for the REMUV UV water purification system and begin online B2C marketing and retail sales of this product. The revenue from the sales of the REMUV UV water purification system will enable REMUV Technologies to fund its ongoing operations, as well as R&D into new product offerings like the REMUV COBRA autonomous UV disinfection robot.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

REMUV Technologies Inc. currently has $391 cash on hand.

Additionally, the company has at its disposal a potential future founders capital loan of $15,000 as well as the option of a $50,000 shareholder loan from our current investors if necessary. The company has taken a first disbursement of funds totaling $103,054.89 on March 25, 2021 from the StartEngine Equity Crowdfunding campaign that will be used as outlined in the previous Form C disclosure.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds generated through the REMUV Technologies Inc. StartEngine Campaign, are critical to sustaining the daily operations of the company. The first disbursement of funds totaling $103,054.89 is being used to perpetuate daily operations and to secure initial inventory of the REMUV Water Purification system for retail sale as disclosed on the previous Form C.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds generated through the REMUV Technologies Inc. StartEngine Campaign, are necessary to the viability of the company, and at this time comprise substantially all of the liquid funds available for operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Minimum funding goal has been surpassed.

How long will you be able to operate the company if you raise your maximum funding goal?

REMUV projects that it will be able to sustain operations indefinitely if the campaign raises the maximum funding goal set out in the initial offering.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

REMUV Technologies Inc. Is currently engaged in fundraising efforts outside and in addition to the StartEngine Equity Crowdfunding campaign. Should these efforts begin to generate additional funding opportunities in the future, the company will promptly disclose those opportunities at that time.

Indebtedness

- **Creditor:** Right Side Investment, LLC
  Amount Owed: $50,000.00

Interest Rate: 12.0%
Maturity Date: May 06, 2021
In addition to the principal of the note the interest accrued on the term of this note may be converted or called at the discretion of the lender at the time that the note is either converted or called.

Related Party Transactions

- **Name of Entity:** Right Side Investments LLC
  Names of 20% owners: Tripp Keber
  Relationship to Company: Convertible Note Issuer/lender
  Nature / amount of interest in the transaction: Right Side Investments, LLC Issued REMUV, LLC a Convertible Note totaling $100,000.00 USD, which was divided into two equal tranches of $50,000.00 USD each. The first tranche of the note accrued interest of $2,425.00 USD and has converted to equity in the form of Membership Units of REMUV, LLC in the total of $52,425.00 USD or 476 units. The second half of the note, the second tranche of $50,000 will either be called and convert at the issuer's discretion no later than May 6th of 2021.
  Material Terms: Right Side Investments LLC ("Lender") agrees to lend to REMUV ("Borrower"), and Borrower hereby agrees to borrow from Lender, the sum of One Hundred Thousand U.S. Dollars ($100,000.00) for a term of eighteen (18) months from the Effective Date. Lender shall disburse the funds to Borrower in two tranches. Initial Tranche: Buyer shall disburse an initial or first tranche of funds consisting of Fifty Thousand U.S. Dollars ($50,000.00) in immediately-available funds to Borrower within five (5) business days of the Effective Date. Second Tranche: Buyer shall disburse a second tranche of funds consisting of Fifty Thousand U.S. Dollars ($50,000.00) in immediately-available funds to Borrower within five (5) business days of receiving written notice that Borrower has purchased tooling for plastic parts for the Company's REMUV™ Ball product (the product design as of the Effective Date). The Company will provide Lender with receipts or other documentation evidencing the purchase. Interest will accrue on the balance over the term of the loan at an annual interest rate of twelve percent (12%) per annum, based on a 365-day year, with interest compounded monthly. Interest will accrue on both the first and second tranches of funds. The Balance of the second tranche of the Loan (including Principal and accrued interest) shall be payable in full eighteen (18) months from the Effective Date (the "Maturity Date"), unless converted to equity on or before the Maturity Date pursuant to Section 2 herein below. Conversion: Funds owed by Borrower to Lender as the Balance under this Agreement shall be convertible to equity in the Company in the form of the Company's Membership Units ("Units"). Automatic Conversion of First Tranche: The first tranche of funding paid by Lender to Borrower pursuant to Section 1(a) herein above ($50,000.00) shall automatically convert to Four Hundred Fifty Four (454) Units upon Borrower's notice to Lender that Borrower has purchased tooling for plastic parts for the Company's REMUV™ Ball product Optional Conversion of Second Tranche by

Lender: As to the funds provided by Lender in the second tranche, Lender at its option and at any time at or after disbursement to Borrower of the full amount of the second tranche, may convert the Balance to equity in the form of Units. The conversion must be of all of the funds constituting the second tranche (i.e., the full $50,000.00 Principal), plus accrued interest. Upon conversion, Lender shall receive Four Hundred Fifty Five (455) Units for the $50,000.00 Principal of the second tranche, plus Units for the portion of the Balance that constitutes accrued interest. With regard to the Units for the interest portion of the Balance, Lender shall receive one Unit for each One Hundred Ten Dollars ($110.00) of interest.

Valuation

Pre-Money Valuation: $9,940,000.00

Valuation Details:

<u>REMUV Technologies Inc. Valuation</u>

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

<u>Valuation Basis</u>

The REMUV Technologies Inc. (REMUV) valuation was determined internally without a formal-third party independent evaluation. In formulating our valuation, we considered the following:

REMUV has substantially aggregated all of the company's tangible and intangible assets and compiled projected market price analysis for each. This provided the initial basis for our valuation.

REMUV has a diverse and talented team with expertise in the research and development of UV Disinfection technologies, corporate management, business development, finance, sales and marketing, and public relations.

REMUV has successfully tested and demonstrated its proprietary UV water purification system that has the potential to scale to $3 million in projected revenue within the first 12 months. Based on our research, in UV Disinfection equipment industry, most seed stage companies like ours use a multiple of 5x revenue to calculate valuation. REMUV used a decreased multiple of 3.3X to account for the fact that our revenue is largely projected.

REMUV's valuation is comparable to our closest competitor Hydro-Photon Inc.* manufacturer of the SteriPEN® during their early stage funding rounds. In October 2007, after the company had started generating revenue, Hydro-Photon Inc. raised $1.25 million in a Series A at a calculated valuation of $33 million. REMUV has accounted for being pre-revenue by decreasing its valuation by roughly two thirds of our competitor's first publically disclosed funding round and post money valuation.

Across a wide variety of industries, valuations for seed stage companies raising $1.07M under Regulation CF on the StartEngine crowdfunding platform in Q4 of 2020 fell between $4.5 million and $18 million and a median of roughly $10 million. As a seed stage startup REMUV's valuation falls within that median value range.

*Hydro-Photon Inc. valuation data:

https://pitchbook.com/profiles/company/112013-56#funding

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Once REMUV reaches its minimum funding goal we plan to use the funds raised to continue our marketing efforts in order to get the StartEngine campaign fully subscribed.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Phase One: Establishing Branding Creating Social Media Network Channels Implement Aggressive Content Strategy Video Photography Blogs/Articles/Stories Phase Two As the product is launched, we will refocus efforts on: Social Media Push - Content Supported Advertising Strategy AdWords Campaign Social Boost/Campaign TV & Web Display Ads Print Media Public Relations SEO Newsletters/Mailing Lists Consumer Shows (Outdoor Retailer Show, etc.) B2B Tradeshows & Events

- *Inventory*

35.0%
We will use 35% of the funds raised to purchase inventory for the REMUV UV water purification system in preparation of retail launch of the product.

- *Research & Development*
  25.0%
  25% of the funds raised will be used to fund our continued R&D efforts into advanced UV disinfection systems under our U.S. Army Cooperative Research And Development Agreement (CRADA)

- *Company Employment*
  15.0%
  REMUV will hire key personnel for daily operations in the following roles: Office Administration, Sales and Marketing, and Customer service.

- *Working Capital*
  11.5%
  11.5% of the proceeds will be used as working capital to cover expenses for the initial launch of the REMUV UV water purification system and on going day to day operations of the company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company’s website at https://remuv.net/ (Annual Report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/remuv

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR REMUV Technologies, Inc.

[See attached]

REMUV, LLC

(a Colorado limited liability company)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 20, 2021

To: Board of Managers, REMUV, LLC

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of REMUV, LLC (the "Company"), which comprise the balance sheet(s) as of December 31, 2020 and 2019, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

REMUV, LLC
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$ 391	$ 31,632
Total current assets	391	31,632
Fixed assets, net of accumulated depreciation	4,464	6,686
Total Assets	$ 4,855	$ 38,318
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
None	$ 0	$ 0
Total Current Liabilities	0	0
Convertible note payable	50,000	50,000
Accrued interest payable	8,048	1,515
Total Liabilities	58,048	51,515
MEMBERS' EQUITY		
Membership interest	153,935	147,735
Retained deficit	(207,128)	(155,439)
Total Members' Equity	(53,193)	(13,202)
Total Liabilities and Members' Equity	$ 4,855	$ 38,318

REMUV, LLC
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 0	$ 0
Less: Cost of goods sold	0	0
Gross profit	0	0
Operating expenses		
Selling, general and administrative	0	64,440
Marketing and advertising	42,934	5,419
Total operating expenses	42,934	69,859
Net Operating Income (Loss)	(42,934)	(69,859)
Depreciation (expense)	(2,222)	(2,695)
Interest (expense)	(6,533)	(3,930)
Other income	0	3,000
Tax provision (benefit)	0	0
Net Income (Loss)	$ (51,689)	$ (73,848)

REMUV, LLC
STATEMENT OF OWNERS' EQUITY
For calendar year ended December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Membership Interests	Retained Deficit	Total Owners' Equity
Balance as of January 1, 2019	**$ 123,544**	**$ (81,591)**	**$ 41,953**
Capital contributions	24,191		24,191
Net income (loss)		(73,848)	(73,848)
Balance as of December 31, 2019	**$ 147,735**	**$ (155,439)**	**$ (7,704)**
Capital contributions	6,200		6,200
Net income (loss)		(51,689)	(51,689)
	$ 153,935	**$ (207,128)**	**$ (53,193)**

REMUV, LLC
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (51,689)	$ (73,848)
Add back: Depreciation	2,222	2,695
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
Increase (decrease) in interest payable	6,533	1,515
Net cash used in operating activities	(42,934)	(69,638)
Investing Activities		
Acquisition of fixed assets	0	(5,184)
Net cash used in operating activities	0	(5,184)
Financing Activities		
Proceeds from capital contribution	6,200	24,191
Proceeds from convertible note payable	0	50,000
Reconciling non-cash item	5,493	0
Net change in cash from financing activities	11,693	74,191
Net change in cash and cash equivalents	(31,241)	(27,031)
Cash and cash equivalents at beginning of period	31,632	58,663
Cash and cash equivalents at end of period	$ 391	$ 31,632

REMUV, LLC
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
For calendar year ending December 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

REMUV, LLC (which may be referred to as the "Company", "we," "us," or "our") was organized in Colorado on January 16, 2014. The Company develops and distributes outdoor water filtration devices.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of December 31, 2019, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $391 and $31,632 of cash on hand, respectively.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is four years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2020 and 2019 the Company had net fixed assets of $4,464 and $6,686.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those

differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory
When applicable, the Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet recorded revenue but will do so from the sale of its products and records revenue when the product has shipped to the final customer.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – CONVERTIBLE NOTES

In 2019, the Company has issued $50,000 of convertible notes to an existing member of the Company. The convertible instrument allows for borrowing up to $100,000 and is payable 18 months from the issuance. The convertible note is convertible into 454 units of equity per $50,000 loaned.

NOTE 5 – INCOME TAX PROVISION

The Company is a partnership for US federal and state income tax purposes. As such, all items of income and loss are allocated to the members of the Company and the Company has no income tax responsibility.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

The Company is a limited liability Company and there are three members of the Company who collectively own all of the units outstanding by the Company. All units participate equally in matters of voting and economics.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company may (but has not yet) compensate management, including its founders, according to their stated compensation plan.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through April 20, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

REMÜV

UV clean for the unseen.


REMÜV

Website · Parker, CO · ELECTRONICS · TECHNOLOGY

REMUV™ is leveraging cutting-edge UVC LED technology and next-generation AI robotics to push the boundaries of what is possible and pursue truly innovative life-saving technologies. REMUV™ specializes in the research, development, and commercialization of ultraviolet C (UVC) sanitization and microbial defense systems for consumer, industrial, and governmental applications.

$183,294 raised

288 Investors	$9.94M Valuation
$1.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates[3] Comments Follow

Reasons to Invest

- The global ultraviolet disinfection equipment market size is anticipated to reach USD 9.4 billion by 2027 registering a CAGR of 19.0%
- Most competitors use toxic mercury bulbs, which the Minamata Convention is seeking to eliminate from the industry by 2025
- REMUV™ has partnered with the U.S. Army ® Chemical Biological Center and AI systems development company Airgility™ for the development of groundbreaking autonomous UV disinfection systems

OVERVIEW

UV clean for the unseen

REMUV™ was founded in 2018, in Denver, Colorado. After a top-of-the-line water treatment system failed to protect him from the microscopic parasite, Giardia, CEO Braden Reiber assembled a world-class team to create a more reliable way to produce safe, clean, drinking water. REMUV is pre-revenue but plans to retail its proprietary technology via its two initial product offerings.



When the COVID-19 pandemic hit, REMUV™ jumped into the fray with the creation of an AI-based, robotic UV disinfection platform capable of autonomously navigating through a facility, decontaminating the air and contact surfaces with germicidal UVC light.

Rewards

Get rewarded for investing more into REMÜV:

$250+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+ Investment

$500+ Investment

Access to REMUV's exclusive investor's newsletter

$1,500+ Investment

$1,500+ Investment

Access to REMUV's exclusive investor's newsletter, and a free REMUV UV water purification system.

$5,000+ Investment

$5,000+ Investment

Access to REMUV's exclusive investor's newsletter, and 2 free REMUV UV water purification systems, one for you, and one for a friend.

$25,000+ Investment

$25,000+ Investment

Access to REMUV's exclusive investor's newsletter, and 2 free REMUV UV water purification systems, one for you, and one for a friend, plus a travel expenses paid Backpacking trip with the Founder Braden Reiber in one of Colorado's national parks.



THE PROBLEM

Microscopic killers are among the greatest threats to humankind

Every day, humans are plagued by harmful microorganisms lurking in the air we breathe, the food and water we ingest, and via our personal contact with others.



Infectious diseases account for three of the top ten causes of death worldwide, with respiratory infections like COVID-19 holding the 4th highest death toll (Source). The ongoing pandemic is proof of this sustained threat to life on earth with more than 1.24 million deaths and a daily infection rate in the hundreds of thousands (Source).



Worldwide Covid Deaths - Daily


Deaths
Worldwide
All time
15,000
10,000
5,000
0
15,454
January 09
Apr 7
Jun 12
Aug 17
Oct 23
Dec 28

Additionally, 2.2 billion people worldwide are currently surviving on water sources contaminated with feces that can transmit diseases such as cholera, typhoid, and polio (Source). Every year, contaminated drinking water is estimated to cause 485,000 diarrheal deaths alone. This is due to many factors including population growth. By 2025, it is estimated that half of the world's population will be living without safely managed water services (Source).


2.2 Billion
survive on contaminated water sources
485,000
diarrheal deaths per year

THE SOLUTION

Groundbreaking UV LED disinfection platforms designed to save lives

REMUV™ has spent three years developing and testing disinfection systems using cutting-edge UVC LED technology. UVC light is germicidal by nature, able to obliterate any cell's DNA by passing through the cell wall into the nucleus where it collides with the DNA inside. With their DNA shattered, harmful microorganisms like bacteria, viruses, protozoa, or fungi become effectively neutralized, unable to spread and infect human hosts.





Using tiny, yet powerful UVC LEDs proven in a recent study by Boston University to kill 99.99% of SARS-CoV-2, we created our first product. A lightweight, yet rugged hands-free water purification system that is market-ready.


REMUV's products are equipped with UVC LEDs shown to *kill 99.99% of harmful* microorganisms, including SARS-CoV-2.

Our latest creation, the COBRA, is an AI-driven robotic tower equipped with hundreds of UVC LEDs and a visual navigation system designed to track line-of-sight exposure as it autonomously roves through any facility.


THAT WILL HELP
FIGHT COVID-19


AI-DRIVEN
ROBOTIC TOWER
EQUIPPED WITH
UVC LEDS

This specific model is pre-production and currently in the prototype stage.



UV disinfection equipment: a multibillion-dollar market

As the current pandemic grips the world, global demand for next-generation UV disinfection equipment is exploding. The global “ultraviolet disinfection equipment” market size is anticipated to reach USD 9.4 billion by 2027 registering a CAGR of 19.0% (Source).


The U.S. Ultraviolet Disinfection Equipment Market Size
$9.4 Billion
'16
'17
'18
'19
'20
'21
'22
'23
'24
'25
'26
'27
UV Lamps
Ballasts/Controller Units
Reactor Chambers
Quartz Sleeves
Others

> The UV LED market is expected to surge to *$1.224 billion in 2022*, with a 33% CAGR over the next three years.


UV-C LED Market
Healthcare
Water
Air
Food
Life science & medical instrumentation
Sterilization
Water quality monitoring
Ultrapure water generation
Drinking water disinfection
Water treatment
Air quality
Infectious disease control
Sterilization in home appliances
Food processing sterilization
Medical sterilization

OUR TRACTION

Partnerships with Airgility and the US Army

Our patent-pending COBRA recently caught the attention of the U.S. Army, and we were awarded a three-year Cooperative Research and Development Agreement (CRADA) for ongoing research into new UV microbial defense systems. We partnered with Airgility™ to give COBRA AI navigation and are ready to move from prototype to a commercial-ready product.


THREE YEAR
C.R.A.D.A. FROM
U.S. ARMY
U.S.ARMY

The REMUV™ UV water purification system is ready for market with biological efficacy testing completed on the final commercial-ready product backed by the issuance of a U.S. patent.

WHAT WE DO

Revolutionary products to clean air, water and surfaces

UV Water Purification

- Clean water at the touch of a button
- Fits in the palm of your hand
- Kills 99.99% of harmful microbes



Unlike most UV purification systems, REMUV™ is as small as a golf ball but has a whopping 25-gallon (100 liter) treatment capacity per charge, making it perfect for the trail, travel, or emergencies.


We believe that life-saving water
should never be out of reach!
Braden Reiber - founder & CEO-

Thanks to its patented technology REMUV™ instinctively gets to work the moment it hits your water. Floating at the top of your container, REMUV™ automatically aligns its three germicidal LEDs downward, firing its germ-destroying UV-C light through your water, disinfecting every drop.


3 STEPS TO USE
1
POWER ON
REMÜV ™
2
DROP INTO
YOUR WATER
3
GENTLY SWIRL
BOTTLE TO
AGITATE

Autonomous UV Disinfection

- Cutting-Edge UVC LEDs
- AI-Driven Robotics
- Industrial-Grade Decontamination

The COBRA runs on a dedicated AI system that receives environmental feedback to autonomously identify shadowing and exposure gaps and adjust the unit's position to target unexposed areas.


AI-driven, 3D environment mapping means the COBRA can tackle hospitals, schools, gyms and office spaces all on its own.

The unit sits atop an omnidirectional wheel drive system and includes a touchscreen user interface with two operational modes allowing the user to either manually drive the unit or set-and-forget for autonomous roving.


COBRA

THE BUSINESS MODEL

2021 Launch: B2C and B2B sales

The REMUV™ UV water purification system is ready to launch into retail sales immediately after raising the funding needed to secure inventory for production and begin distribution. Sales will be B2C, through our online retail store.


WITH THE TOUCH OF A BUTTON

The REMUV™ UV water purification system will retail for $149.99.


All products are manufactured *in the USA* just outside of Boulder, CO.

The COBRA AI-driven robotic UV disinfection system is an operational prototype. A sleek and more compact commercial-ready design is in R&D with the U.S. Army. The COBRA is positioned for full-scale production and a launch of B2B sales in 2021.



HOW WE ARE DIFFERENT

Cleaner, safer innovations for the future

Our products are equipped with cutting-edge UVC LED technology and newly integrated AI robotics designed to disrupt the stagnant UV market and take microbial defense technology to new heights.


REMÜV
25 GAL. IN
THE PALM
OF YOUR
HAND

Our competitive edge is only increasing as the Minamata Convention raises serious questions about the safety of our competitors' core technology, the mercury bulb, seeking to eliminate this toxic technology from the industry by 2025.

REMUV's UVC LEDs, on the other hand, are safe to run in any environment including drinking water. They are also a fraction of the size of mercury bulbs with superior durability and longer life spans.


Safe to run in any environment
Smaller than bulbs
Superior durability
Longer life-span

THE VISION

Global leader in UV disinfection systems by 2026

We believe REMUV™ will be the world leader in UV decontamination technology in the next five years with a diverse product offering covering countless industry sectors.

Sales of our UV water disinfection device will begin with online distribution before expanding into brick-and-mortar retailers like REI, Dick's, Bass Pro Shops, and Sierra Trading Post.

> "
> The COBRA will be marketed to any industry seeking a more reliable, cost-effective, and environmentally conscious alternative to harmful cleaning chemicals.

By year five, we will have established sales in worldwide markets and reinvested in the development of innovative UV technologies to solidify our place as an industry leader.

OUR LEADERSHIP

Experts in our fields, we take pride in what we do

We are more than just a group of entrepreneurs, engineers, and business leaders. At our core, we are a team of adventurers and travel enthusiasts whose passion for exploration fueled the creation of our first product the REMUV™ UV water purification system.

The REMUV™ team is led by Founder and CEO Braden Reiber, a mechanical engineer and dual-patent holder with expertise in UV photonics. Co-founders David Reiber, Vice President of Sales and Scott Shutack, Vice President of Business Development, bring more than 50 years of experience in sales and client management for startups and Fortune 500 companies, and more than 40 years of entrepreneurial experience developing High-Reliability Organizations (HROs).

With the addition of Communications Director, Amy La Porte, a former CNN reporter, Emmy® nominated journalist, and nonprofit CEO, recognized by Forbes for ethical leadership, REMUV has positioned its team with access to top scientific and engineering minds in the government and private sectors. We are now working to develop advanced UV LED disinfection systems for new applications in a variety of industries including, outdoor recreation, international travel, disaster preparation and relief, humanitarian aid, and military defense.

WHY INVEST

We believe REMUV™ is the future of UV and together we can help millions

Fact: our mercury bulb competitors will soon be rendered obsolete as the market for UV LED disinfection equipment surges toward an anticipated $9.4 billion by 2027.

As the market cap and CAGR projections increase dramatically due to the current global pandemic, the need for rapid full-scale implementation of our UV systems is a responsibility we at REMUV™ take very seriously.


COVID 19

> **SARS-CoV-2 can be effectively inactivated in a matter of seconds through exposure to low doses.**
>
> *Larry Felton* - president of Crystal IS, the supplier of our UVC LEDs-

As the world grapples with COVID-19, businesses are scrambling to find ways to return to a new sense of normal. This means ensuring their facilities are safely decontaminated, and we are there to help bring that trust back to industries worldwide.

This is the right technology, and the time is now.


UV MICROBIAL DEFENSE
UV WATER PURIFICATION

January 16, 2014

REMUV™ inception

We had this idea that if we used cutting-edge UV LED technology, we could provide potable water at the touch of a button from any fresh water source in the world

August 2016



Provisional application for US patent

REMUV™ UV water purification system provisional patent application filed on August 23, 2016

October 2016

REMUV™ Trademark

Trademark application for REMUV™ filed with USPTO on October 21, 2016

November 2016



Proof-of-concept Prototype

Completion of the REMUV™ UV water purification system proof-of-concept prototype

August 22, 2017



U.S. utility patent application filed

REMUV™ filed a U.S. utility patent and PCT utility patent applications in Europe, Australia, Canada and Mexico

July 2017

REMUV™ accepted into SolidWorks Entrepreneur program

REMUV™ is the first company to be accepted into the SolidWorks entrepreneur Program providing REMUV™ with free access to the entire suite of SolidWorks engineering software

June 2018

REMUV™ raises $110,000 US

REMUV™ raises its first outside capital investment totaling $110,000, and kicks off R&D of the REMUV™ UV water purification system

November 2018



Fully Functioning Prototype

REMUV™ produces a fully functioning prototype that is ready for product testing

April 2019



Biological efficacy testing completed with Biovir labs

After the completion of a working prototype REMUV™ successfully tests the efficacy of its UV water purification system

May 2019

REMUV™ raises $100,000 US

REMUV™ raises a second round of outside capital investment totaling $100,000, and completes its R&D of the REMUV™ UV water purification system

June 2019



Completion of R&D

REMUV™ finishes R&D of its UV water purification system

February 2020



Invention of the COBRA

REMUV™ decides to use its technology to help fight COVID-19 and invents the COBRA Autonomous UV Disinfection Robot

May 2020



REMUV™ partners with Airgility

REMUV™ partnered with AI drone company Airgility for research and development of REMUV's invention the COBRA Autonomous UV Disinfection Robot

August 2020



US patent issued

REMUV™ issued U.S. patent #10,736,978 for its UV water purification system August 11th 2020

November 2020

U.S. Army CRADA

REMUV™ granted a U.S. Army Cooperative Research and Development Agreement for research and development of chemical biological detection and decontamination technologies

January 2021

Launched on StartEngine

Now YOU can own a part of our company!

February 2021



REMUV™ launch!

REMUV™ launches its UV water purification system into the market for retail sale!

In the Press

Born to Design

clear blue engineering

Press Logo

SHOW MORE

Meet Our Team



Braden Reiber

Co-Founder & CEO

Braden Reiber has a background as a mechanical engineer, and expertise in UV photonics. He is a dual-patent holder in UVC disinfection devices, an entrepreneur of 10 years.



David Reiber

Co-Founder & Vice President of Sales

David Reiber has more than 40 years of experience in sales and client management for startups and Fortune 500 companies.



Scott Shutack

Co-Founder & Vice President of Business Development

Scott Shutack, Co-Founder & Vice President of Business Development, B.S. from USAFA. Air Force pilot. Commercial B737 captain for a major airline with 12,000+ accident-free hours, 30+ year entrepreneur focused on developing High-Reliability Organizations (HROs).



Amy La Porte

Communications Director

Former CNN reporter, Emmy® nominated journalist, and nonprofit CEO, recognized by Forbes for ethical leadership.

Offering Summary

Company	REMUV Technologies, Inc.
Corporate Address	7408 Meadow View, Parker, CO 80134
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$9,940,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks

The offering minimum investment will be set at: $250.00 US

Time sensitive perks:

First Week: Family and Friends Perk 10% bonus shares

Second Week: Early Bird Perk 5% bonus shares

Price driven perks:

$500+ Investment: Access to REMUV's exclusive investor's newsletter

$1,500+ Investment: Access to REMUV's exclusive investor's newsletter, and a free REMUV UV water purification system.

$5,000+ Investment: Access to REMUV's exclusive investor's newsletter, and 2 free REMUV UV water purification systems, one for you, and one for a friend.

$25,000+ Investment: Access to REMUV's exclusive investor's newsletter, and 2 free REMUV UV water purification systems, one for you, and one for a friend, plus a travel expenses paid Backpacking trip with the Founder Braden Reiber in one of Colorado's beautiful national parks. (Excludes international travel, and will be scheduled after the pandemic.)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

REMUV will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common shares at $1.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Thank You To Our New Shareholders!

about 1 month ago

We are so excited to welcome our new shareholders to our cap table! We'll soon be adding you to our regular shareholder newsletter, company-wide updates, and reports.

Welcome to REMÜV!


REMÜV
COMING
SOON!

We plan to use your investments to begin scaling patented technology by:

- Purchasing first inventory of our UV Water Purifier
- Launching into production
- Retail release through REMUV.net in early spring
- Bringing on key team members

If you have been following our campaign, now is the time to make your investment and secure your shares as we gear up for retail sales of our patented UV water purifier!

Thank you everyone for joining us on this journey!

Our best,

The REMUV Technologies team.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, REMÜV has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in REMÜV be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

REMUV has raised over $100k!

3 months ago

It's exhilarating to have so many of you join us as investors on this journey, and we're beyond excited to have your support!

Thank you all for helping us cross this first milestone!


REMÜV
HAS RAISED OVER
$100K
THANK YOU FOR
YOUR SUPPORT!

END OF UPDATES

Comments (27 total)

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rodney c. SE OWNER 93 INVESTMENTS INVESTED a month ago
Great news and I hope to be along for your continued success

Catherine M. SE OWNER 13 INVESTMENTS 2 months ago
Forgot to say I love your Team too !!!!!

> **Braden Reiber** - REMÜV 2 months ago
> Hi Catherine,
>
> That makes us smile! We LOVE our team too!!
>
> Thank you for the great questions in your previous comment! We hope it is alright to address them for you here.
>
> We agree, it is an important distinction to make between resilient multicellular microorganisms like the parasites Giardia or Cryptosporidium and microorganisms that are more susceptible to UVC light like bacteria. And it is even more important to us to provide you with an effective product that works against all of these microorganisms! So, the great news to answer your question is, we have rigorously tested our UV purifier in independent lab studies against the NSF/ANSI Standard 55 which requires that Class A UV systems inactivate all microorganisms including Giardia and Cryptosporidium. Our 3 high-powered UVC LEDs are capable of providing a total output power of 240mW allowing REMUV to far exceed the necessary UV dose required by NSF/ANSI Standard 55.
>
> To speak to your second question, the NSF/ANSI Standard 55 also includes testing criteria for UV purifiers operating in water with turbidity (cloudiness or haziness of a fluid caused by large numbers of individual particles). This ensures that UV purifiers like REMUV that test their effectiveness to meet this standard are effective in water that is not perfectly clean. In fact, hiking and gathering water from natural sources like a streams or lakes where turbidity is expected is exactly what we designed the REMUV UV purifier for!
>
> That being said, we do not recommend drinking water that has a high turbidity. It is always best to consume fresh water that is clear and free of debris where possible.
>
> We hope this addresses all of your questions/concerns and we look forward to your support as an investor and future user of REMUV!

Catherine M. SE OWNER 13 INVESTMENTS 2 months ago
ok i LOVE this idea just need some questions answered . UV light is normally effective against all viruses, bacteria and protozoa. However, some microorganisms such as Cryptosporidium and Giardia have protective or thick cell walls that some low power UV light systems are not able to penetrate. How powerful is your light ?
UV is a powerful disinfectant that can kill bacteria, Yes !! viruses and parasites, provided the water is perfectly clean, low in minerals, and free of iron and sediment. This is why UV systems are often installed after a water softener or filtration system. So lets say I'm hiking when i get that water do you see any problems with this statement. Can you tell me more. I love this idea. Genius !!

David K. 16 INVESTMENTS 2 months ago
Can you tell me why I should invest in REMUV when Katadyn's UVC water purification product the Steripen is the industry leader and your primary competition in the UV water treatment sector? What do you do that they don't that's better? What about some of the competitors to COBRA? UVD robots Model C, Model B, OTSAW: O-RX, Xenex Disinfection Service: LightStrike What do you do that's better? What R&D innovation will you bring to keep these and other competitors away from your doorstep? How often do you plan to communicate with investors? What is your burn rate? What is your exit strategy? When do you see investors making a return on their money? Thank you.

> **Braden Reiber** - REMÜV 2 months ago
> Hi David,

Thank you for taking the time to submit these questions. As we have already answered a number of these inquiries in the comments below, we would like to direct you to our answers to other investors where possible. We will reference your questions below by the question number as they appear in your comment in order to address each one succinctly.

To address your first and second questions, we would like to direct you to the very first comment/question made on our campaign and the answers we supplied there. Please look for our first response to Mr. Nicholas Krau below.

To address your third, fourth and fifth questions we would like to direct you to the second comment/question on our campaign and the answer we provided there to Mr. Kyle Sperber.

To address your sixth question, we plan to communicate with our investors at least monthly via our newsletter or more often as exciting or noteworthy events occur!

To address your seventh question, we are operating on a minimal burn rate at the moment as our focus is on marketing and successfully completing this StartEngine Campaign. We expect this to drastically increase in the near future when we take the first disbursement of funds from this campaign and launch our UV water purifier into sales!

To address your eighth and ninth questions, it is our goal to provide an exit opportunity for our investors as soon as possible. We expect this will be achievable after we reach profitability. And we also expect that at that time we will be able to provide a return to our shareholders.

We hope this addresses all of your questions/concerns and we look forward to your support as an investor!

Nicholas G. SE OWNER 17 INVESTMENTS 2 months ago
When you send water through a filter such as a Brita, the filter collects contaminants. How does Remuv get rid of the contaminants without them entering the body?

Braden Reiber - REMÜV 2 months ago
Hi Nicholas,

Thank you for the new question! Filtration systems like Brita are indeed designed to remove most sediment and some contaminants and chemicals like chlorine from your otherwise purified tap water. You can see the full list of Brita filters and what they will take out of your tap water through the link we have provided below.

https://www.brita.com/why-brita/what-we-filter/#details

Filtration systems like Brita are really targeting a different application and market than we are. Here at REMUV, our products are designed for use when the water is of questionable microbial safety. For example, our products are used when engaged in an outdoor activity like hiking and backpacking, or when traveling abroad in countries with questionable water sources. UVC purification works against microbial contaminants in your water, effectively neutralizing them and keeping you from getting sick from things like the gastrointestinal parasite Giardia.

Brita, however, is not designed to filter out bacteria, fungi, or viruses. While their filters are great if you want to remove some sediment and chemicals like chlorine from your tap water, they are not designed to work against harmful microorganisms. This disclaimer is tough to find but can be read on the Brita data sheet provided via the link below.

https://www.brita.com/wp-content/uploads/Longlast-PDS-with-401.pdf

We hope this addresses your question, and we look forward to your participation and support as an investor in REMUV here on StartEngine!

Ozzy A. 4 INVESTMENTS 3 months ago
Hi Braden,

Thank you very much for bringing such innovation to the market & your efforts to provide value for your investors. I'd like to ask about the assumption underlying your valuation; do you envision that the tool will be mostly a consumer one, or do you expect that the industrial use will account for a larger chunk of sales down the road?

Cheers,

Braden Reiber - REMÜV 3 months ago
Hi Ozzy,

We thank you for your support! We are happy to see that you are as excited about our innovations as we are! And thank you for the great question. In short yes, a little from column A and a little from column B.

We expect that initially, our consumer sales will account for the majority of revenue as our personal UV water purification system will be the first product to launch into retail. We also plan to expand our consumer product lines in the future as the adoption of this technology will open new doors for many more applications both in and out of the water purification industry. As such we expect consumer sales to be a robust, sustainable revenue stream for us initially as well as in the future.

We also expect that the industrial applications of our technology including our first industrial product the COBRA will prove to be a substantial portion of our future business. With the world rapidly adapting to the ongoing pandemic, industrial markets are evolving to understand and accept UVC Disinfection equipment as a new standard in disinfection and cleanliness. And we believe that the UVC LED will emerge as a leading technology in this industry. We hope that this coupled with our partnership with recent successful StartEngine Issuer Airgility and our 3 year CRADA with US Army will spur new industrial innovations that will continue to provide REMUV and its partners with robust industrial sales revenues far into the future!

We hope this addresses your question, and we thank you for participation as an investor here on StartEngine!

Stephen D. 5 INVESTMENTS 3 months ago
When does this round close?

Braden Reiber - REMÜV 3 months ago
Hi Stephen,

Our apologies for not answering your question sooner. The SEC regulates the kind of information that we are allowed to disclose in direct answers. For that reason, the answer to your question can be found on our Form C that is downloadable via the Form C Filings button just above this section of our campaign page. There you will find a fully detailed account of all of the offering terms including the duration of the Campaign!

We hope this addresses your question and we look forward to your participation as an investor here on StartEngine!

Nicholas G. SE OWNER 17 INVESTMENTS 3 months ago
Sorry for part II: If it can be purchased please let me know how to do so I would like to get one as soon as I can.

Braden Reiber - REMÜV 3 months ago
Hi Nicholas,

Thank you for the great question! And we hope it's alright to address both of your comments for you here.

Yes, the REMUV UV water purification system does exist! And we wish we could sell you one today!

We are currently poised and ready to start our full-scale manufacturing, distribution, and retail sales through our website at a price point of $149.99. We have a manufacturing partner lined up and our product tooling has been purchased and is ready to be implemented. We will be kicking off the manufacturing and retail of our UV water purification system as soon as we raise the capital we need to purchase our first inventory. As we have now raised nearly $33k in under 24 hours on our campaign, we believe that at this rate we can launch into retail sale in the middle to end of Q1 of 2021.

We hope this addresses your question and we look forward to your participation as an investor here on StartEngine and future as a REMUV user!

Nicholas G. SE OWNER 17 INVESTMENTS 3 months ago
I am really interested in investing in your company, I love the idea. I read all the faqs on your website and am trying to figure out whether the Remuv ball exists and if so what is the cost of one. I would really like to purchase this product and try it out. The cost factor for me is the largest interest prior to investing. Please advise so I can confirm my investment. Thank you for your time, great product...

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video script:

Imagine for a moment, that a single piece of technology could give you the equivalent of 25 gallons of fresh purified water in the palm of your hand.

And that that same technology could disinfect the air you breathe and the surfaces you touch.

Now imagine this technology is so small that it can fit on the tip of your finger.

This is an ultraviolet LED.

It emits Germicidal UVC light. And when you aim that light at a harmful microorganism it enters the cell wall penetrates the nucleus and obliterates the DNA inside preventing that dangerous microorganism from making you sick.

This tiny, yet powerful technology is at the heart of everything we do here at REMUV.

I started REMUV in 2018 with my father, and generous investment from his best friend.

We had this idea that if we used cutting-edge UV LED technology, we could provide potable water at the touch of a button from any fresh water source in the world.

So whether you're hiking, backpacking, traveling abroad or you just want a little peace of mind to put in that at home disaster preparedness kit.

We knew that our technology could mean that potable water is never out of reach.

Our UV water purification system was ready to go to market when the novel coronavirus emerged in early 2020 the ensuing pandemic brought everything to a screeching halt.

But in that moment, we realized the true purpose for REMUV, and we decided to leverage our technology and jump into the fray.

We partnered with an autonomous vehicle development company and created the COBRA. 4-foot-tall AI-Driven UV disinfection robot that's capable of self-navigating through a facility disinfecting the air and all the critical touch surfaces.

Early in the summer of 2020 we were given the opportunity to present this technology to the US Army's rapid response Chemical Biological Center and we were awarded a three-year Cooperative Research And Development Agreement for continued R&D into advanced UV disinfection systems.

Now we're just setting out on this exciting new path. But we hope you'll come walk it with us as we endeavor to create new groundbreaking applications for this extraordinary tiny piece of technology.

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